Exhibit 99.57

Cybin to Provide Business Update on February 17, 2021 Conference Call

TORONTO--(BUSINESS WIRE)--February 11, 2021--Cybin Inc. (NEO:CYBN) ("Cybin"), a biotechnology company focused on progressing psychedelic therapeutics, today announced that Doug Drysdale, Chief Executive Officer, will conduct a conference call and webcast to review its financial results and provide a business update as follows:

Date	Wednesday, February 17, 2021
Time	10:00AM ET
Toll Free (U.S.)	(877) 407-0789
International	(201) 689-8562
Conference ID	13716476

Webcast (Live and Replay) www.cybin.com/investor-relations

A replay of the conference call will be available for two weeks after the call's completion by dialing (844) 512-2921 (U.S.) or (412) 317-6671 (International). The conference ID for the replay is 13716476. The archived webcast will be available for 30 days on: www.cybin.com/investor-relations.

About Cybin

Cybin is a leading biotechnology company focused on progressing psychedelic therapeutics by utilizing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for psychiatric disorders.

Cybin makes no medical, treatment or health benefit claims about Cybin's proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products have not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin's performance and operations.

The NEO Exchange has neither approved nor disapproved the contents of this news release and is not responsible for the adequacy and accuracy of the contents herein.

Contacts

Investor Contacts:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc. lwilson@insitecony.com

Media Contacts:

Jackie Poriadjian

Chief Marketing Officer, Cybin

Jackie@cybin.com

Annie Graf

KCSA Strategic Communications agraf@kcsa.com

Faith Pomeroy-Ward

In-Site Communications, Inc.

Faith@insitecony.com